17006097

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53569 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EUREKA CAPITAL MARKETS, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE, SUITE 902
(No. and Street)

| NEW YORK | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SVETLANA SIMKINA 646-277-8429
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

| 132 NASSAU ST., SUITE 1023 | NEW YORK, NY | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB - 2 2017
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BS

## OATH OR AFFIRMATION

I, SVETLANA SIMKINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EUREKA CAPITAL MARKETS, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JOSEPH TROVATO
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01TR6276682
My Commission Expires 02-19-2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**EUREKA CAPITAL MARKETS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 933,589 |
| Accounts receivable | | - |
| Total | $ | 933,589 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | $ | 492 |
| Commissions payable | | - |
| Due to Parent | | 98,308 |
| Total liabilities | | 98,800 |
| Member's equity | | 834,789 |
| Total | $ | 933,589 |

See Notes to Financial Statements.

# EUREKA CAPITAL MARKETS, LLC

## NOTES TO FINANCIAL STATEMENTS

**Note 1 - Business and summary of significant accounting policies:**

**Business:**

Eureka Capital Markets, LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP") (the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's liability is limited to capital contributed. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, Employee Stock Ownership Plan ("ESOP") transactions, business restructurings, capital raising and other corporate finance assignments.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Revenue recognition:**

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client. Fees received that are earned only upon a contingent event are recorded as deferred revenue until the event occurs.

**Note 1 - Business and summary of significant accounting policies (continued):**

**Allowance for doubtful accounts:**

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

**Income taxes:**

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to a tax-sharing policy, UBT for the Company, which is subject to an apportionment formula, is determined on the basis of its separate taxable income. There was no UBT tax apportioned to the Company for the year ended December 31, 2016.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2016.

The Company has no unrecognized tax benefits at December 31, 2016. The Company's Federal and state income tax returns prior to fiscal year 2013 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2016.

**Note 1 - Business and summary of significant accounting policies (concluded):**

**Marketing:**

Marketing costs are expensed as incurred. Marketing expense totaled $11,344 for the year ended December 31, 2016.

**Subsequent events:**

The Company has evaluated subsequent events through January 25, 2017, the date when these financial statements were issued. During this period, the Company earned a success fee related to a sale transaction that closed on January 1, 2017 and collected this payment on January 3, 2017. The total amount of revenues earned and collected was $737,523.

**Note 2 - Related party transactions:**

A significant amount of the Company's operating expenses for the year ended December 31, 2016 were paid by ECP. The Company and ECP have an expense sharing agreement, as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $50,000 per month for operating expenses relating to its broker-dealer activities. The Company's share of operating expenses was approximately 49% of total costs for marketing, communications, travel and entertainment, professional fees, certain taxes, office supplies, rent, dues and subscriptions, insurance and other miscellaneous expenses and approximately 55% of total compensation and benefits costs. Certain consulting, insurance, regulatory, professional fees, referral fees, and taxes related to its broker-dealer activities are paid directly by the Company. In August 2016, the monthly management fee the Company paid to ECP was increased from $50,000 to $70,000. The monthly management fee was decreased to $28,308 in December 2016. At December 31, 2016, due to Parent represents unpaid management fees.

The Company shares office space with ECP. ECP has allocated rent expense of $118,350 to the Company for the year ended December 31, 2016.

**Note 3 - Commissions payable:**

Commissions are due and payable only when the accounts receivable have been collected by the Company. As of December 31, 2016, there were no outstanding commissions payable.

**Note 4 - Concentrations of credit risk:**

The Company had no accounts receivable as of December 31, 2016.

The Company's top three clients accounted for approximately 83% of revenues for the year ended December 31, 2016.

**Cash:**

At December 31, 2016, cash and cash equivalents consisted of insured checking and interest bearing accounts. From time to time, the Company may have cash balances in excess of the federally insured limits.

**Note 5 - Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company has net capital of $834,789 which was $828,202 in excess of its required net capital of $6,587. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

**Note 6 – Contingencies:**

The Company received a complaint filed on February 27, 2014 in the Supreme Court of the State of New York, County of New York, naming the Company and two of the Company's employees, among others, as defendants. On October 27, 2014, the claim was dismissed with prejudice. On August 26, 2015, the plaintiff filed an appeal. State of New York Court of Appeals denied the plaintiff's motion on November 21, 2016.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Eureka Capital Markets, LLC
52 Vanderbilt Avenue, Suite 902
New York, NY 10017

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 27, 2017

PRIMERICA®

1 Primerica Parkway
Duluth, Georgia 30099-0001

**SHARON GRUBENHOFF**
Senior Vice President, CFO, and Treasurer
PFS Investments Inc.
(470) 564–6201

February 1, 2017

Ms. Valerie Lenyear
SEC Headquarters
Division of Market Regulation
100 F Street, NE
Washington, DC 20549
Fax: (202) 628-9001

Dear Ms. Lenyear:

This letter will serve as notification of our intended dividend payment for PFS Investments Inc. to Primerica Finance Corporation, who is the sole shareholder of record for PFS Investments Inc. The payment will be made on or about February 6, 2017 in the amount of $5,000,000.

Please let me know if additional information is desired. My direct number is (470) 564-6201.

Sincerely,

Sharon Grubenhoff

cc: Mr. Walter Jospin
Regional Director
950 East Paces Ferry, N.E., Ste. 900
Atlanta, GA 30326-1382

Merilyn G. Scherer
Primerica Treasury Department